Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 17, 2010
Registration No. 333-168312
TERM SHEET

Issuer:	ValueVision Media, Inc.

Nasdaq Global Market Symbol:	VVTV

Securities offered by ValueVision:	4,900,000 shares of our common stock

Price to public:	$3.75 per share

Underwriting discount and commissions per share:	$0.225

Estimated net proceeds to ValueVision (after underwriting discounts and commissions and estimated offering expenses):	$17,022,500

Trade date:	December 17, 2010

Closing date:	December 22, 2010

Common stock outstanding after the offering*:	37,712,201

Over-allotment option:	None

Underwriter:	Piper Jaffray & Co.

Use of proceeds:	We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include capital expenditures, as well as payment to the holder of our Series B Preferred Stock in connection with the cash sweep payment obligations under the terms of our Series B Preferred Stock. In addition, we may pay $2.5 million to the holder of our Series B Preferred Stock to obtain their consent to the issuance of shares to NBCU in May 2011. See the section titled "Use of Proceeds" beginning on page S-7 of the prospectus supplement.

*	Based on 32,812,201 shares of common stock outstanding as of the close of business on December 15, 2010 and excludes, as of the close of business on December 15, 2010:

•	2,491,195 shares of common stock issuable upon the exercise of outstanding options under our 2004 Omnibus Stock Plan, with a weighted average exercise price of $5.75 per share;

•	1,696,325 shares of common stock issuable upon the exercise of outstanding options under our 2001 Omnibus Stock Plan, with a weighted average exercise price of $6.03;

•	525,000 shares of common stock issuable upon the exercise of outstanding stock options issued to certain employees outside the Omnibus Stock Plans, with a weighted average exercise price of $3.58; and

•	warrants to purchase up to 6,000,000 shares of common stock and warrants to purchase up to 14,744 shares of common stock issued to issued to GE Capital Equity Investments, Inc. (“GE Equity”) and NBC Universal, Inc. (“NBCU”), respectively, in connection with our strategic alliance with GE Equity and NBCU; and

•	$4 million of our common stock to be issued to NBCU on May 15, 2011.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Piper Jaffray & Co. at 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402, or by calling 1-800-747-3924.
Capitalization
The following table sets forth our consolidated capitalization as of October 30, 2010:
•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 4,900,000 shares of common stock at an offering price of $3.75 per share, after deducting an assumed underwriting discount and estimated offering expenses of $250,000 payable by us ($125,000 of which constitute fees and expenses of the underwriter that we have agreed to pay).
The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of October 30, 2010
	Actual	As
		Adjusted
	(In thousands)
Cash and cash equivalents	$15,674	$32,697
Restricted cash and investments	4,961	4,961

Long-term payable	$1,937	$1,937
Accrued dividends — Series B Preferred Stock	8,903	8,903
Series B Mandatory Redeemable Preferred Stock, $.01 per share par value, 4,929,266 shares authorized; 4,929,266 shares issued and outstanding	12,531	12,531

Shareholders’ Equity:
Common Stock, $0.01 per share par value; 100,000,000 shares authorized Actual — 32,796,077 shares outstanding As adjusted — 37,696,077 shares outstanding	$328	$377
Warrants to purchase 6,022,115 shares of common stock	637	637
Additional paid-in capital	318,932	335,906
Accumulated deficit	(253,859)	(253,859)
Total shareholders’ equity	$66,038	$83,061

Total capitalization	$89,409	$106,432
Dilution
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock upon completion of this offering. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets) less total liabilities, by the number of outstanding shares of our common stock. The historical net tangible book value of our common stock as of October 30, 2010 was approximately $64.3 million, or approximately $1.96 per share of common stock, based on the number of shares of common stock outstanding as of October 30, 2010.
Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered by us in this offering at the public offering price of $  per share, and after deducting the underwriting discounts and commissions and the estimated expenses of $250,000 payable by us ($125,000 of which constitute fees and expenses of the underwriter that we have agreed to pay), our as adjusted net tangible book value as of October 30, 2010 would have been approximately $81.3 million, or approximately $2.16 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $0.20 per share to existing common shareholders, and an immediate dilution of $1.59 per share to investors participating in this offering. The following table illustrates this per share dilution:

Public offering price per share			$3.75
Historical net tangible book value per share as of October 30, 2010	1.96
Increase in historical net tangible book value per share attributable to investors participating in this offering	0.20

As adjusted historical net tangible book value per share after this offering		2.16

Dilution per share to investors participating in this offering		$1.59